Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-285084

Ford Interest Advantage is improving the investor experience

Ford Interest Advantage (FIA), Ford Credit's floating rate demand notes program, is making its most significant mobile app and digital platform upgrades in 10 years. The enhancements result from investor feedback and are scheduled to go live in the fourth quarter. FIA is offered by prospectus and only to persons who have a registered permanent U.S. address and a valid Social Security number or federal tax ID number.

"The new platform will feature enhanced security, expanded functionality and a completely redesigned interface," said Pina De Luca, FIA analyst. "We're excited about how much easier and more streamlined the investor experience will be."

Here are some planned changes:

•	Enrollment: New investors will be able to enroll easily from a mobile device or desktop with enhanced security and instant funding through secure bank connections.

•	Online platform: The redesigned web platform will have self-service wire transfers and downloadable documents, including monthly statements, check copies and tax forms.

•	New mobile app: The app will offer the same functions as the desktop version.

Get ready
"We encourage investors to review their note information," De Luca said. "This will help ensure a smooth transition to new features and multifactor authentication enhancement."

Before October, investors should verify and update all contact information for each investor profile, including phone numbers and email and mailing addresses. This can be done online or by calling the investor center at 1-800-462-2614 from 8:30 a.m.-7 p.m. ET Monday-Friday.

FIA unsecured notes require a minimum investment of $1,000. Ford and Ford Credit employees can meet the $1,000 minimum by investing $100 per month over 10 months through payroll deduction. Fees apply for balances that fall below $1,000 thereafter.

For more information, visit the FIA website.

Important Disclosure
The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This Web site does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. Ford Interest Advantage is intended for non-institutional investors only. U.S. citizens and resident aliens with a U.S. Taxpayer ID (i.e. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.